May 18, 2026

Richard N. Frommer
Interim President & Chief Executive Officer
Prairie Operating Co.
55 Waugh Drive, Suite 400
Houston, TX 77007

        Re: Prairie Operating Co.
            Registration Statement on Form S-3
            Filed May 8, 2026
            File No. 333-295675
Dear Richard N. Frommer:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Paul Conneely